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                            March 17, 2021

       Abner Kurtin
       Chair of the Board and Chief Executive Officer
       Ascend Wellness Holdings, LLC
       1411 Broadway
       16th Floor
       New York, NY 10018

                                                        Re: Ascend Wellness
Holdings, LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
26, 2021
                                                            CIK No. 0001756390

       Dear Mr. Kurtin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Risk Factors
       Our voting control will be concentrated, page 4

   1. We note your response to prior comment 4 and reissue. Please disclose the percentage of outstanding shares that
Class B shareholders must maintain to continue to control the outcome of matters
submitted to shareholders for approval.
 Abner Kurtin
FirstName  LastNameAbner
Ascend Wellness  Holdings, Kurtin
                           LLC
Comapany
March      NameAscend Wellness Holdings, LLC
       17, 2021
March2 17, 2021 Page 2
Page
FirstName LastName
Our certificate of incorporation and bylaws will provide that the Court of Chancery of the State of Delaware, page 15

2. We note your response to prior comment 6 that your bylaws will include a provision that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended. Please reconcile this with your disclosure on page 15 that states the exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange
         Act. Please also revise the Choice of Forum section on page 134 for consistency. Finally, please also revise to disclose the risks or other impacts of this provision on investors, including increased costs to bring a claim and that this provision can discourage claims or
         limit investors    ability to bring a claim in a judicial forum that
they find favorable, and
         whether there is any uncertainty about enforceability.
Security Risks, page 26

3. Please disclose whether you have been materially impacted by the risks described herein.
Use of Proceeds, page 48

4. Please revise to provide more information regarding the proposed capital expenditures.
         Refer to Instruction 2 of Item 504 of Regulation S-K.
MD&A, page 56

5. Based on the data on page F-22, it appears that approximately 70% of your 2020 net loss is attributable to Ascend Michigan. Please expand your disclosures to identify the specific adverse factors that precipitated the Michigan losses and whether similar operating losses are expected in 2021. Quantify the carrying value of any intangible assets that could be impaired absent an improvement in operating results.
Income Tax Expense, page 59

6. The increase in tax expense is attributed to the increase in gross profit. Please expand your disclosure to identify the specific reasons why your income tax expense as a percentage of gross profit increased from 20% in 2019 to 30% in 2020.
Interest Expense, page 59

7.       Please expand your disclosure to quantify the average amounts borrowed and the
         weighted average interest rates on debt each period so readers can understand the impact of both borrowing activity and interest rate changes on your interest expense variance.
 Abner Kurtin
FirstName  LastNameAbner
Ascend Wellness  Holdings, Kurtin
                           LLC
Comapany
March      NameAscend Wellness Holdings, LLC
       17, 2021
March3 17, 2021 Page 3
Page
FirstName LastName
Non-GAAP Financial Measures, page 60

8. For each period presented, please quantify the components of the "Start-up costs" and
         "Other one-time charges" adjustments so that readers can assess whether these costs are useful in evaluating your operating performance. In addition, please revise the "one-time"
         characterization for expense items that you reasonably expect to be recurring.
Liquidity, page 61

9. Please disclose whether a material amount of your cash balance is not on deposit with banks and credit unions. In this regard, it is not clear the extent to which the risks described on pages 21-22 have had a material impact. In addition, please disclose whether a material portion of your cash balance is restricted for use by the VIE's referenced on page F-22.
10. Please disclose the amount of your estimated capital expenditures in 2021. Describe also the material projects that comprise the construction-in-progres balance disclosed on page
         F-22. See Item 303(b)(1)(ii) of Regulation S-K.
Other Matters, page 63

11. Please disclose a reasonable estimate of the beneficial conversion feature charge in a pre-
         effective amendment. If material, the disclosure should also be provided in the operating performance risk factor on page 35 as well as in footnotes to the summarized and selected financial data on pages 10, and 55.
Subsequent Transactions, page 64

12. Please provide a cross-reference to the MedMen financial statements, the pro forma financial statements, and the MD&A disclosures located in Exhibit 99. Subsequent Transactions
Investments, page 64

13. We note your disclosure that you entered into an investment agreement with MedMen
         Enterprises Inc. Please file this agreement as an exhibit or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10)
         of Regulation S-K.
Established Ascend Brand with Focus on Flagship Retail, page 74

14. We note your response to prior comment 10. It appears that you are comparing fiscal year
         2019 sales per gross square foot across all company-operated stores of certain luxury retailers to fourth quarter 2020 sales per square foot for your 8 retail stores in Illinois.
         Given the differences between your business and that of retailers to which you compare your Illinois stores, such as Tiffany and Lululemon, as well as differences in the geographic scope of the stores you compare and the nature of the products sold, it does not
 Abner Kurtin
Ascend Wellness Holdings, LLC
March 17, 2021
Page 4
       appear this is an appropriate comparison. Please remove these statements.
Index, page F-1

15. Please include a cross-reference to the audited and pro forma financial statements located in Exhibit 99.
Exhibit 99.7, page II-6

16. Please provide pro forma EPS data and separately present the impairment expense line item on the pro forma Statement of Operations pursuant to Article 11-02 of Regulation S-
       X.
       You may contact David Burton at 202-551-3626 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameAbner Kurtin
                                                            Division of
Corporation Finance
Comapany NameAscend Wellness Holdings, LLC
                                                            Office of Life
Sciences
March 17, 2021 Page 4
cc:       James B. Guttman, Esq.
FirstName LastName